UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the Month of November, 2026

Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.

(Exact name of registrant as specified in its charter)

Suite 3500, 1021 West Hastings Street

Vancouver, British Columbia

V6E 0C3

(604) 684-9648

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☑

This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-286521) and on Form F-3D (File No. 333-194702) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.

November 5, 2026	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Executive Vice President, Strategy
and General Counsel

EXHIBIT INDEX

99.1	News Release dated November 5, 2026

99.2	Management’s Discussion and Analysis for the period ended September 30, 2026

99.3	Unaudited Condensed Interim Consolidated Financial Statements for the period ended September 30, 2026

99.4	Certification of the Chief Executive Officer pursuant to Form 52-109F2

99.5	Certification of the Chief Financial Officer pursuant to Form 52-109F2